Form U-12(I)-B

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2001

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

    Statement Pursuant to Section 12(i) of Public Utility Holding Company Act
                                     of 1935
   by a Person Regularly Employed or Retained by a Registered Holding Company
                  or a Subsidiary Thereof and Whose Employment
                      Contemplates Only Routine Expenses as
               Specified in Rule 71(b) (To be filed in DUPLICATE.
               If acknowledgment is desired, file in triplicate.)

1.       Name and business address of person filing statement.

                  Mark D. Buri
                  10 Lafayette Square
                  Buffalo, New York 14203

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                  None

3.  Registered   holding  companies  and  subsidiary   companies  by  which  the
undersigned is regularly employed or retained.

                  National Fuel Gas Company (registered holding company) National Fuel Gas Distribution Corporation (subsidiary)

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  In-House Attorney -- represents the companies before the SEC,
                                       FERC and/or other entities

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                         Salary or other
                          compensations
Name of recipient   received        to be          Person or company from whom
                                   received        received or to be received
                                                   ---------------------------
                      (a)            (b)
------------------------------------------------------------------------------

Mark D. Buri      not applicable      *         National Fuel Gas Company
Mark D. Buri      not applicable      *         National Fuel Gas Distribution
                                                Corporation

      *     Filed Under Confidential Treatment Pursuant to Rule 104(b)
------------------------------------------------------------------------------

    (b)  Basis for compensation if other than salary.

              Not applicable

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above,  and the source or sources of reimbursement for same.

   (a)   Total amount of routine expenses charged to client:   Not applicable
   (b)   Itemized list of all other expenses:  Not applicable


Date:  July 1, 1999               (Signed) /s/ Mark D. Buri
                                           ------------------------------------

Section 12(I) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.